Exhibit 99.2

P.V. NANO CELL LTD.

8 Hamasger St., Migdal Ha’Emek Israel 2310102

Annual General Meeting of Shareholders

December 15, 2022

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Israel Time) on December 18, 2022.

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX

Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual General Meeting to be held on December 19, 2022 at 4:00 p.m. (Israel Time) at at the offices of the Company at 8 Hamasger Street, Migdal Ha'Emek, Israel 2310102

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting of Shareholders - P.V. Nano Cell LTD.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL DIRECTOR NOMINEES, AND "FOR" ALL LISTED PROPOSALS

(1) Ratification of Avi Magid's appointment as Chief Executive Officer of the Company and approval of his compensation

☐ FOR ☐ AGAINST ☐ ABSTAIN

(2) Re-election of Dr. Fernando De La Vega as Class III Director of the Company, for a term of three (3) years

☐ FOR ☐ AGAINST ☐ ABSTAIN

(3a) Re-election of Ofer Greenberger to our Board of Directors as a Class II director for a term of two (2) years

☐ FOR ☐ AGAINST ☐ ABSTAIN

(3b) Re-election of David Boas to our Board of Directors as a Class II director for a term of two (2) years

☐ FOR ☐ AGAINST ☐ ABSTAIN

(4) Approval and ratification of the equity grants to the Company's directors and officers

☐ FOR ☐ AGAINST ☐ ABSTAIN

(5) Approve the re-adoption our Executive Compensation Policy.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date __________ **Signature** __________ **Signature, if held jointly** __________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

P.V. NANO CELL LTD.

Annual General Meeting of Shareholders

December 19, 2022

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

PLEASE BE SURE TO SIGN REVERSE SIDE OR PROXY WILL NOT BE VALID